May 29, 2009
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Rufus Decker, Accounting Branch Chief

Re:	Eaton Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A filed on March 13, 2009 File Number 001-01396
Dear Mr. Decker:
Eaton Corporation, an Ohio corporation (“we,” “us,” “our” or the “Company”), is submitting this letter in response to the supplemental comment letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 15, 2009 (the “Supplemental Comment Letter”) with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2008 (“Form 10-K Report”) and definitive proxy statement on Schedule 14A filed March 13, 2009 (the “Proxy Statement”). The Supplemental Comment Letter is in response to our letter to the Staff dated April 24, 2009.
Below are our responses to the comments presented in the Supplemental Comment Letter. For the convenience of the Staff, we have repeated the comment (in italics) before our response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Quarterly Data, page 74
1.	We note your response to comment 13 from our letter dated March 31, 2009. While we note that no impairments of goodwill or intangible assets were recorded in 2007 or 2008, it appears that your quarterly results have been materially impacted by other unusual or infrequently occurring items. For example, you incurred $65 million in workforce reduction charges during the quarter ended March 31, 2009 which appears to have significantly impacted your operating results for the quarter. In future filings, please revise your

United States Securities and Exchange Commission
May 29, 2009

table to disclose the impact of all types of non-recurring, infrequently occurring or unusual adjustments that have materially impacted your quarterly results.
Response:
In future filings the quarterly data table will disclose the impact of all material non-recurring, infrequently occurring or unusual adjustments.
FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2009
Financial Statements
Business Segment Information, page 11
2.	It appears that both your Truck and Automotive segments experienced a decrease of nearly 50% in net sales for the three months ended March 31, 2009 as compared to the three months ended March 31, 2008. In addition, your Truck and Automotive segments reported operating losses of $34 million and $46 million for the quarter ended March 31, 2009. On page 17, you indicated that you now anticipate that the global truck market will fall 22% and the global automotive markets will fall 23% for 2009. Based on the above information, it appears that your outlook for 2009 may have changed from your December 31, 2008 anticipated outlook of a 10% to 11% decrease in end markets. Please advise us whether you have performed an interim goodwill impairment test or considered performing an impairment test as of March 31, 2009 in light of your revised outlook for these segments. If not, please explain how you considered the provisions of paragraph 28 of SFAS 142 in determining that an interim impairment test was not necessary. Please explain any qualitative and quantitative factors you considered. If you have performed a recent interim impairment test, please provide us with a summary of your results. We may have further comment.
Response:
We did not perform an interim goodwill impairment test as of March 31, 2009. The determination that an interim test was not necessary was based on the impairment test as of December 31, 2008. When the underlying market economic conditions changed dramatically during the second half of 2008, we determined it was necessary to build into our forecasting models sensitivity analyses that considered the possible impact on the test or valuation should markets and results prove to be weaker than the base case reflected in the outlook at that time. When conducting our December 31, 2008 impairment test of goodwill, we factored into those analyses the impact of a potential range of business condition changes that included the effects of a significant decline in the Truck and Automotive segments. The sensitivity analyses also contemplated possible operating losses for those businesses in the quarter ended March 31, 2009. The sensitivity tests for the December 31, 2008

United States Securities and Exchange Commission
May 29, 2009

impairment tests for the Truck and Automotive segments indicated that no impairment would have occurred when factoring in the potential affects of a market decline beyond the level expected as of December 31, 2008. Therefore, when comparing the impact on discounted cash flows of the current long-term market outlook to the analyses performed as of December 31, 2008, we determined that the results were within the ranges considered in the sensitivity analyses performed as of December 31, 2008, and, accordingly, we concluded that no interim test was required as of March 31, 2009.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned.
Sincerely,
/s/ Richard H. Fearon
Richard H. Fearon
Vice Chairman and Chief Financial
and Planning Officer